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CUSIP No. 344419106                   13G
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           FOMENTO ECONOMICO MEXICANO

                                (Name of Issuer)


                                       ADS

                         (Title of Class of Securities)


                                    344419106

                                 (CUSIP Number)


                                DECEMBER 31, 2005

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 344419106                   13G                      Page 2 of 5 Pages
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--------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Genesis Fund Mangers, LLP

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  [ ]
        (b)  [ ]

--------------------------------------------------------------------------------
3.      SEC USE ONLY



--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                   5.    SOLE VOTING POWER  -  3,675,426  (See Items 3 and 6)

    NUMBER OF

     SHARES        -------------------------------------------------------------
                   6.    SHARED VOTING POWER   - 0  (See Items 3 and 6)
  BENEFICIALLY

    OWNED BY
                   -------------------------------------------------------------
     EACH          7.    SOLE DISPOSITIVE POWER - 5,112,707  (See Items 3 and 6)

   REPORTING

     PERSON        -------------------------------------------------------------
                   8.    SHARED DISPOSITIVE POWER - 0 (See Items 3 and 6)
      WITH


--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,112,707 (See Items 3 and 6)

--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES    [ ]



--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.09%

--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON

        HC / IA

--------------------------------------------------------------------------------





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CUSIP No. 344419106                   13G                      Page 3 of 5 Pages
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ITEM 1(a).    NAME OF ISSUER:

Fomento Economico Mexicano


ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

General Anaya 601 Poniente
Colonia Bella Vista
Monterrey, NL 64410
Mexico


ITEM 2(a).    NAME OF PERSON FILING:

Genesis Fund Managers, LLP


ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Genesis Fund Managers, LLP
Barclay's Court
Les Echelons
St. Peter Port
Guernsey GY1 6AW
Guernsey, Channel Islands


ITEM 2(c).    CITIZENSHIP:

Delaware


ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

ADS


ITEM 2(e).    CUSIP NUMBER:

344419106


ITEM 3.       CLASSIFICATION

(g)(e) Genesis Fund Managers, LLP ("GFM") is the 99.98% owner of the equity securities of Genesis Asset Managers, LLP ("GAM"). GFM is reporting on this
Schedule 13-G for itself as a registered investment adviser and as the control person of GAM. Each of GFM and GAM are registered investment advisers.


ITEM 4.       OWNERSHIP.

       a)     Amount beneficially owned: 5,112,707

       b)     Percent of Class: 7.09

       c)     Number of shares as to which the person has:

              (i)    sole power to vote or to direct the vote 3,675,426




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CUSIP No. 344419106                   13G                      Page 4 of 5 Pages
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              (ii)   shared power to vote or direct the vote: 0

              (iii)  sole power to dispose or to direct the disposition of:
                     5,112,707
                     shared power to dispose or to direct the disposition of: 0


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

GFM, a registered investment adviser, provides investment advisory services on a discretionary basis to institutional investors and in-house- pooled funds for institutional investors. GFM is also the beneficial owner of 99.98% holder of the equity securities of GAM which also provides investment advisory services on a discretionary basis to institutional investors and in-house- pooled funds for institutional investors. In the aggregate, the client accounts managed by GFM and GAM hold greater than 5% of the outstanding securities subject to this filing on Schedule 13-G.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Item 3 above. The address of GAM's principal office and place of business is as follows:

21 Knightsbridge
London, United Kingdom SW1X 7LY


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

N/A


ITEM 10.      CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired with or as a participant in any transaction having such purposes or effect.





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CUSIP No. 344419106                   13G                      Page 5 of 5 Pages
-------------------                                            -----------------




                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                              GENESIS FUND MANAGERS, LLP


                                              By:  /s/ Karen L. Yerburgh
                                                   -----------------------------
                                                   Karen L. Yerburgh
                                                   Chief Executive Officer


Date: February 14, 2006